PROSPECTUS SUPPLEMENT	REGISTRATION NO. 333-92161
(To Prospectus dated March 15, 2011)	Filed Pursuant to Rule 424(b)(3)

1,000,000,000 Depositary Receipts
Pharmaceutical HOLDRS (SM) Trust

This prospectus supplement supplements information contained in the prospectus dated March 15, 2011, as supplemented by prospectus supplements dated August 12, 2011 and November 10, 2011, relating to the sale of up to 1,000,000,000 depositary receipts by the Pharmaceutical HOLDRS Trust.

The following text shall replace all text after “SUMMARY” and before “RISK FACTORS”:

RECENT DEVELOPMENTS

On November 10, 2011, Merrill Lynch, Pierce, Fenner & Smith Incorporated, as Initial Depositor, gave notice to The Bank of New York Mellon (formerly known as The Bank of New York), as trustee (the “Trustee”), of its decision to early terminate the Pharmaceutical HOLDRS Trust effective on the closing date of the Asset Purchase Agreement dated August 11, 2011 between Merrill Lynch & Co., Inc. and Van Eck Associates Corporation (“Van Eck” and the “Agreement”).  Such notice notified the Trustee that the closing under the Agreement (the “Closing”) will constitute a termination under the Depositary Trust Agreement dated January 24, 2000, as amended by Amendment No. 1 dated as of August 11, 2011 (as so amended, the “Depositary Trust Agreement”), governing the Pharmaceutical HOLDRS Trust.  The Closing occurred on December 20, 2011, and such date is referred to as the “Termination Date.”

Effect of Termination of the Pharmaceutical HOLDRS Trust

The following sequence of events will take place following the termination.  After the termination, the Pharmaceutical HOLDRS Trust will liquidate in accordance with its Depositary Trust Agreement.  Under that agreement:

•	No new Pharmaceutical HOLDRS will be issued.
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Trading of Pharmaceutical HOLDRS on Arca will be permanently suspended after the close of trading on the Termination Date.  Pharmaceutical HOLDRS will not be listed for trading on any other securities exchange.

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During the period following the Termination Date in which the Trustee holds the underlying securities, owners of Pharmaceutical HOLDRS will have the right to withdraw the underlying securities evidenced by their Pharmaceutical HOLDRS, together with any dividends or other distributions or net proceeds from the sale of any rights or other property received with respect thereto, by delivering a round-lot or an integral multiple of a round lot of Pharmaceutical HOLDRS to the Trustee and paying the applicable taxes, other charges (if any) and Trustee’s fees.  The Trustee has advised that the fee will be up to $10.00 for each round-lot of 100 Pharmaceutical HOLDRS or portion thereof.

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The Trustee will discontinue the registration of transfers of Pharmaceutical HOLDRS, suspend the distribution of dividends or other distribution to owners thereof, and will not give any further notices.

•
After a period of twelve (12) months following the Termination Date, the Trustee has the right to sell the underlying securities then held by the Pharmaceutical HOLDRS Trust and, when exercised, will thereafter hold uninvested the net proceeds of any such sale, together with any other cash then held by it hereunder, unsegregated and without liability for interest, for the pro rata benefit of the owners of Pharmaceutical HOLDRS that have not theretofore been surrendered.  At such time owners of outstanding Pharmaceutical HOLDRS will become general creditors of the Trustee with respect to such net proceeds.

The date of this prospectus supplement is December 20, 2011.